UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 001-35132

BOX SHIPS INC.

(Name of Registrant)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 13, 2017, Mr. A. Joel Walton and Mr. Athanassios Reisopoulos resigned, for personal reasons, as directors of Box Ships Inc. (the “Company”), effective immediately. In submitting their resignations, Messrs. Walton and Reisopoulos did not express any disagreement with the Company on any matter relating to the registrant’s operations, policies or practices.

After the receipt of such resignations, the board of directors of the Company (the “Board”), reduced the size of the Board from five members to three members, leaving no vacancies on the Board. The remaining Board consists of Mr. Michael Bodouroglou, Mr. Achilleas Stergiou and Mr. Dimitar Todorov. Messrs. Stergiou and Todorov will serve as members of the Company's Audit Committee, Nominating/Corporate Governance Committee, Compensation Committee and Conflicts Committee.

The following exhibits are filed herewith:

Exhibit Number	Description

99.01	Letter of resignation from A. Joel Walton
99.02	Letter of resignation from Athanassios Reisopoulos

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOX SHIPS INC.

Date: February 17, 2017	By:	/s/ GEORGE SKRIMIZEAS
George Skrimizeas
Chief Operating Officer